Mail Stop 4631
                                                            February 5, 2018


Via E-Mail
Stephen Smoot
President and Chief Executive Officer
GEO Point Resources, Inc.
1421 E. Pomona Street
Santa Ana, California 92705

       Re:    Geo Point Resources, Inc.
              Information Statement on Schedule 14C
              Filed January 12, 2018
              File No. 000-55150

Dear Mr. Smoot:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. We note that your proposal to change the company's name is in connection with your acquisition of Tortec Group on December 4, 2017. Please revise your information statement to provide all of the information relating to Tortec and the acquisition that is required by Item 14 of Schedule 14A, including disclosure under Items 11, 13 and 14.
      See Item 1 of Schedule 14C and Note A to Schedule 14A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Stephen Smoot
GEO Point Resources, Inc.
February 5, 2018
Page 2

        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.


                                                          Sincerely,

                                                          /s/ Pamela Long

                                                          Pamela Long
                                                          Assistant Director
                                                          Office of
Manufacturing and
                                                          Construction

cc:    Via E-Mail
       Robert N. Wilkinson, Esq.